SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE l3D
                    Under the Securities Exchange Act of l934
                                 Amendment No. 8
                             Intercargo Corporation
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of class of securities)

                                    45844C108
                                 (CUSIP Number)

                               John J. McCann Esq.
                       Executive Vice President, Legal and
                        Regulatory Affairs, and Secretary
                            Orion Capital Corporation
                               9 Farm Springs Road
                              Farmington, CT 06032
                                 (860) 674-6834
-------------------------------------------------------------------

(Name, address and telephone number of person authorized to receive notices and communications)

Copies of all notices and communications should be sent to:

                              John J. McCann, Esq.
                            Orion Capital Corporation
                               9 Farm Springs Road
                              Farmington, CT 06032

                                December 2, 1998
-------------------------------------------------------------------
(Date of event which requires filing of this statement)

If filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this statement and is filing this statement because of Rule l3d-l(b) (3) or (4), check the following:

Check the following box if a fee is being paid with this statement:
[]

                  (Continued on following pages)


                        Page 1 of 16 Pages

CUSIP No.45844C108
------------------------------------------------------------------
1)  Names of Reporting Persons    (a)  Orion Capital Corporation
    S.S. or IRS Identification         IRS No. 95-6069054
    Nos of Above Persons          (b)  Security Insurance Company
                                       of Hartford
                                       IRS No. 06-0529570
-----------------------------------------------------------------
2)  Check the Appropriate Box if a      (a)
    Member of a Group                   (b)  X
    (See Instructions)
-----------------------------------------------------------------
3)  SEC use Only
-----------------------------------------------------------------
4)  Source of Funds                     (a)  AF
    (See Instructions)                  (b)  WC
-----------------------------------------------------------------
5)  Check if Disclosure of Legal
    Proceedings are Required
    Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------
6) Citizenship or Place of             (a)  Delaware
    Organization                        (b)  Connecticut
-----------------------------------------------------------------
               (7)  Sole Voting
Number              Power                  1,899,223
of Shares      (8)  Shared Voting
Beneficially        Power
Owned by       (9)  Sole Dispositive       1,899,223
Each Reporting      Power
Person With   (10)  Shared Dispositive
                    Power
-----------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person        1,899,223
-----------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares
     (See instructions)
-----------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                  26.0%
-----------------------------------------------------------------
14)  Type of Reporting Person             (a) CO, HC
     (See Instructions)                   (b) CO, IC

Item 1. Security and Issuer.
       -------------------

     This statement relates to the Common Stock, $1.00 par value (the "Common Stock"), of Intercargo Corporation ("Intercargo"). The principal executive offices of Intercargo are located at 1450 American Lane, Schaumburg, Illinois 60173.

Item 2.  Identity and Background.
        ------------------------

     This statement is filed by Orion Capital Corporation ("Orion"), a Delaware corporation with its principal executive offices at 9Farm Springs Road, Farmington, CT 06032, and one of its wholly-owned subsidiaries, Security Insurance Company of Hartford ("SICH"), a Connecticut cor- poration. The principal offices of SICH are located at 9 Farm Springs Road, Farmington, Connecticut 06032. Orion owns all of the outstanding capital stock of SICH. SICH underwrites and sells most types of property and casualty insurance with an emphasis on commercial insurance in specialized markets. This statement amends
Item 4 of the Schedule 13D dated September 14, 1993, as amended by Amendment No. 1 dated January 3, 1994, by Amendment No. 2 dated March 2,

1995, by Amendment No. 3 dated April 23, 1996, by Amendment No. 4 dated May 9, 1996, by Amendment No. 5 dated July 24, 1996, by Amendment No. 6 dated November 18, 1996, and by Amendment No. 7 dated August 13, 1997, each filed with the Commission by Orion and SICH, by revising such items in accordance with the information contained herein.

Item 4.  Purpose of Transaction.
         ------------------------

         Orion has agreed, in accordance with and subject to the terms and conditions of an agreement dated December 2, 1998, to vote the shares of common stock of Intecargo beneficially owned by it in favor of, and otherwise to support, the recommendation of Intercargo's Board of Directors that it be merged into X. L. America, Inc., a Delaware corporation.

                         Signatures
                         -----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    ORION CAPITAL CORPORATION


                    By:/s/ John J. McCann
                       ----------------------------
                       Executive  Vice President,
                       Legal and Regulatory Affairs



                    SECURITY INSURANCE COMPANY OF HARTFORD


                    By:/s/ John J. McCann
                       ---------------------------
                       Executive Vice President,
                       Legal and Regulatory Affairs




Dated:  December 14, 1998

                         APPENDICES


APPENDIX  A                                     PAGE 7

          Letter   Agreement  dated  December  1,  1998  between  Orion  Capital
          Corporation and XL America, Inc, a Delaware corporation.

     STOCKHOLDER AGREEMENT dated as of December 1, 1998 between X.L. America, Inc. ("Emerald"), and the undersigned holder of shares of common stock, par value $1.00 per share (the "Common Stock"), of Intercargo Corporation, a Delaware corporation (the "Company") for and on behalf of itself and each of its affiliates which is a holder of Common Stock (the undersigned holder, the
"Stockholder" and, where the content requires, all such holders, the "Stockholders" or each A "Stockholder").

     WHEREAS, Emerald and the Company propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement) providing for the merger of the Company with and into Emerald (the "Merger"), upon the terms and subject to the conditions set forth in the Merger Agreement;

     WHEREAS, each Stockholder owns the number of shares of Common Stock set forth opposite its name on the signature page of this Agreement (such shares of Common Stock, the "Existing Shares" and, together with any other shares of capital stock of the Company acquired by such Stockholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the "Subject Shares"); and

     WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Emerald has requested that Stockholder enter into this Agreement;

     NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

     1. Representations and Warranties of the Stockholder. Stockholder hereby represents and warrants to Emerald as of the date hereof as follows:

     (a) Stockholder has all requisite legal capacity, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any breach or violation of, or default (with or without notice or lapse of time or both) under any provision of, any Stockholder's charter or by-laws. The Existing Shares are not subject to any lien, pledge or encumbrance of any kind other than the Stockholder's Agreement with the Company with respect to the Existing Shares.

     (b) Stockholder is the record holder or beneficial owner of the number of the Existing Shares as is set forth on the signature page hereto. On the date hereof, the Existing Shares set forth on the signature page hereto constitute all of the outstanding shares of Common Stock owned of record or beneficially by Stockholder. Stockholder does not have record or beneficial ownership of any shares of Common Stock not set forth on the signature page hereto. Stockholders have, collectively, sole power of disposition with respect to all of the Existing Shares set forth on the signature page hereto and sole voting power with respect to the matters set forth in Section 3 hereof and sole power to demand dissenter's or appraisal rights, in each case with respect to all of the Existing Shares set forth on the signature page hereto, with no restrictions on such rights, subject to applicable insurance laws and regulations in the case of Subject Shares owned of record by an insurance subsidiary stockholder and to the terms of this Agreement.

     (c) Stockholder's Shares and the certificates representing such Subject Shares are now and at all times during the term hereof will be held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

     2. Representations and Warranties of Emerald. Emerald hereby represents and warrants to Stockholder that Emerald has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Emerald, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporation action on the part of Emerald. This
Agreement   has  been  duly
executed and delivered by Emerald and constitutes a valid and binding obligation of Emerald enforceable in accordance with its terms.

     3. Covenants of Stockholder. From and after the date hereof and until the termination of this Agreement in accordance with Section 6, Stockholder agrees as follows:

     (a) At any meeting of stockholders of the Company called to vote upon the Merger or the Merger Agreement or any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger or the Merger Agreement is sought, Stockholder shall vote (or cause to be voted) the Subject Shares in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof.

     (b) At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought, the Stockholder shall vote (or cause to be voted) the Subject Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding-up of or by the Company or any other takeover proposal (collectively, "Takeover Proposal"), (ii) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement or (iii) (x) any material amendment of the Company's certificate of incorporation or by-laws, (y) any change in a majority of the persons who constitute the Board of Directors of the Company or (z) any other proposal or transaction involving the Company, which is intended by Stockholder to, or which Emerald notifies Stockholder that Emerald reasonably believes will, impede, frustrate, prevent, delay or nullify (A) the ability of the Company to consummate the Merger or (B) any of the transactions contemplated by this Agreement or the Merger Agreement.

     (c) Stockholder agrees not to (i) offer to sell, sell, transfer, encumber, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement with respect to or consent to the Transfer of, the Subject Shares or any interest therein to any person other than pursuant to the terms of the Merger, (ii) except as contemplated hereby, grant any proxies or powers of attorney with respect to the Subject Shares, deposit any Subject Shares into a voting trust or enter into any voting arrangement with respect to the Subject Shares, or any interest in the foregoing, except with Emerald, (iii) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect to have the effect of preventing or disabling the Stockholder from performing Stockholder's obligations under this Agreement or (iv) commit or agree to take any of the foregoing actions; provided, however, that, for a period equal to the shorter of (A) 360 days after Stockholder elects to terminate this Agreement pursuant to Section 3(f) or (B) the payment by the Company to Emerald of the Termination Fee, Stockholder may transfer the Subject Shares to the proponent of a Superior Proposal upon the same terms and conditions and at the same time as available to all other shareholders of the Company.

     (d) Stockholder hereby irrevocably waives any rights of appraisal or rights to dissent from the Merger that the Stockholder may have.

     (e) Stockholder agrees with, and covenants to, Emerald that the Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Subject Shares, unless such transfer is made in compliance with this Agreement.

     (f) Stockholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to the sale, voting or other disposition of the Existing

Shares or a business combination transaction involving the Company. Stockholder shall not directly or indirectly, through any officer, director, employee, representative, agent or other person, solicit or encourage the initiation or submission of any direct or indirect inquiries, proposals or offers regarding any acquisition, merger, takeover bid or sale of all or any of the assets or any shares of capital stock of the Company, whether or not in writing and whether or not delivered to the Company or to the stockholders of the Company generally (including, without limitation, by way of a tender offer) by any party other than Emerald or its affiliates (any of the foregoing inquiries or proposals being referred to herein as an "Acquisition Proposal") provided, however, that nothing contained in this Agreement shall prevent the Board of Directors of Stockholder from referring any third party to this Section 3(f). Nothing contained in this Section 3(f) or any other provision of this Agreement shall prevent the Board of Directors of Stockholder from considering or negotiating an unsolicited bona fide Acquisition Proposal. If the Board of Directors of Stockholders, after duly considering written advice of counsel to Stockholder, determines in good faith that it would be likely to be a violation of its fiduciary responsibilities (assuming such fiduciary responsibilities of Stockholder's Board of Directors vis-a-vis the shareholders of Stockholder are those of the Board of Directors of the Company vis-a-vis the shareholders of the Company) to not participate in a Superior Proposal (as defined below), then (i) the Stockholder shall not enter into any agreement with respect to the Superior Proposal and (ii) any other obligation of Stockholder under this Agreement shall not be affected, unless this Agreement is terminated pursuant to Section 6 hereof prior to or simultaneously with the decision of Stockholder's Board of Directors to participate in such Superior Proposal. As used herein the term "Superior Proposal" means an unsolicited bona fide proposal publicly made by a third party to acquire the Company pursuant to a tender or exchange offer, a merger, a sale of all or any significant portion of its assets or otherwise that the Stockholder's Board of Directors determines in its good faith judgment to be a proposal which, if accepted (x) is reasonably likely to be consummated, taking into account, without limitation, all legal, financial and regulatory aspects of such proposal and person or persons making such proposal and (y) would, if consummated, result in a more favorable transaction to the holders of the Common Stock than the transaction contemplated by the Merger Agreement. Stockholder will immediately notify Emerald, orally and in writing, of any direct or indirect contact related in any way to an Acquisition Proposal, including the identity of the person involved in such contact, or on whose behalf such contact is made, and the terms and conditions of any proposal made.

     (g) Stockholder agrees that, until this Agreement is terminated, neither Stockholder nor any of its affiliates will, without the prior written consent of
Emerald: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Company or any subsidiary thereof, or of any successor to or person in control of the Company, or any assets of the Company or any subsidiary or division thereof or of any such successor or controlling person; (ii) other than as contemplated hereby, make, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company; (iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Company or its securities or assets; and (iv) form, join or in any way participate in a "group" (as defined in Section 13 (d)(3) of the Securities Exchange Act of 1934, as amended) in connection with any of the foregoing.

     (h) THE STOCKHOLDER HEREBY GRANTS TO, AND APPOINTS EMERALD AND ANY DESIGNEE OF EMERALD, EACH OF THEM INDIVIDUALLY, STOCKHOLDER'S IRREVOCABLE (UNTIL THE TERMINATION OF THIS AGREEMENT) PROXY AND ATTORNEY-IN-FACT WITH FULL POWER OF SUBSTITUTION TO VOTE THE SUBJECT SHARES OF STOCKHOLDER AS INDICATED IN SECTION 3(A) AND 3(B) ABOVE. THE STOCKHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE (UNTIL THE TERMINATION OF THIS AGREEMENT) AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION TO REVOKE AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY STOCKHOLDER WITH RESPECT TO SUCH STOCKHOLDER'S SUBJECT SHARES.

     4. Further Assurances. The Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Emerald may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

     5. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties, except that any Stockholder may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any direct or indirect wholly owned subsidiary of such Stockholder; provided that both such transferor and transferee shall continue to be bound by all the provisions hereof. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successor and assigns.

     6. Termination. This Agreement shall terminate, and no party shall have any rights or obligations hereunder and this Agreement shall become null and void and have no further effect upon the earlier of (a) the Effective Time, (b) the date on which the Merger Agreement is terminated pursuant to Section 8.1 thereof and (c) five (5) business days after Emerald's receipt of a written notice form Stockholder declaring its intention to terminate this Agreement in order to participate in a Superior Proposal and a certificate signed by Stockholder's Chairman of the Board attesting that the requirements for termination specified in Section 3(f) have been satisfied; provided, however, that a termination pursuant to this clause (c) shall not, for a period equal to the shorter of (A) 360 days following such termination or (B) the payment by the Company to Emerald of the Termination Fee, relieve Stockholder of the duty to sell only in the manner set forth in the concluding proviso of Section 3(c). Nothing in this
Section 6 shall relieve any party of liability for breach of this Agreement.

     7. Costs and Expenses. All costs and expenses incurred in connection with this agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

     8. General Provisions.

     (a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

     (b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to Emerald in accordance with Section 9.2 of the Merger Agreement and to Stockholder at its address set forth on the signature page of this Agreement (or at such other address for a party as shall be specified by like notice).

     (c) Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

     (d) Severability. If any term or other provision of this Agreement is invalid illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

     (e) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the one party, it being understood that each party need not sign the same counterpart.

     (f) Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

     (g) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

     9. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware or in a Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iii) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than a Federal court sitting in the state of Delaware or a Delaware state court and (iv) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

     IN WITNESS WHEREOF, Emerald has caused this Agreement to be signed by its officer thereunto duly authorized and Stockholder has caused this Agreement to be signed by its officer thereunto duly authorized, all as of the date first written above.


                                                   X.L. AMERICA, INC.


                                                   By:  /s/Paul S. Giordano
                                                   Name:  Paul S. Giordano
                                                   Title: Senior Vice President
                                                            and General Counsel

Number of Subject Shares: 1,899,223 SECURITY INSURANCE COMPANY OF HARTFORD



                                                   By:  /s/John J. McCann
                                                   Name:    John J. McCann
                                                   Title:   Executive Vice
                                                   President
                                                   Address: 9 Farm Springs Road
                                                   Farmington, CT  06032